

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27082

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Genworth Financial Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 North Martingale Road
(No. and Street)

Schaumburg	IL	60173
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bonnie Turner 804-281-6171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1021 East Cary Street	Richmond	VA	23219
(Address)	(City)	(State)	(Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 9 2012
REGISTRATIONS BRANCH
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Enrique M. Vasquez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Genworth Financial Securities Corporation, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Subscribed and sworn to before me this 17th day of February, 2012.

Notary Public


OFFICIAL SEAL
DIANA L DEBS
Notary Public - State of Illinois
My Commission Expires Oct 29, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Report of Independent Registered Public Accounting Firm

The Board of Directors
Genworth Financial Securities Corporation:

We have audited the accompanying statement of financial condition of Genworth Financial Securities Corporation (the Company) as of December 31, 2011 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Genworth Financial Securities Corporation as of December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition. The supplementary information contained in Schedule 1 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the statement of financial condition. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the statement of financial condition. The information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statement of financial condition or to the statement of financial condition itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the statement of financial condition.

KPMG LLP

February 27, 2012

GENWORTH FINANCIAL SECURITIES CORPORATION

Statement of Financial Condition

December 31, 2011

(Dollar amounts in thousands, except share amounts)

Assets		
Cash and cash equivalents	$	12,606
Securities owned at fair value		1,158
Goodwill		10,691
Commission receivables		3,056
Receivable from affiliates		247
Other receivables		286
Total assets	$	28,044
Liabilities and Shareholder's Interest		
Liabilities:		
Commissions payable	$	2,282
Payable to affiliates		110
Current income tax payable to affiliate		219
Deferred income tax payable to affiliate		718
Deferred compensation payable		1,630
Other liabilities		247
Total liabilities		5,206
Commitments and contingencies		—
Shareholder's interest:		
Common stock (no par value. Authorized 1,000 shares; issued and outstanding 100 shares)		8
Additional paid-in capital		9,841
Retained earnings		12,989
Total shareholder's interest		22,838
Total liabilities and shareholder's interest	$	28,044

See accompanying notes to statement of financial condition.

GENWORTH FINANCIAL SECURITIES CORPORATION

Notes to Statement of Financial Condition

December 31, 2011

(Dollar amounts in thousands)

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

Genworth Financial Securities Corporation (the Company), an Illinois corporation, was incorporated on March 31, 1981, and is registered as a broker/dealer under the Securities Exchange Act of 1934. On May 17, 2005, the Company changed its name from Terra Securities Corporation. The Company is one of two wholly owned subsidiaries of Genworth Financial Investment Services, Inc. (GFIS). GFIS is a direct wholly owned subsidiary of Genworth North America Corporation (GNA), which is a direct wholly owned subsidiary of Genworth Financial, Inc. (Genworth).

Genworth Financial Advisers Corporation (GFAC) is the other wholly owned subsidiary of GFIS. GFAC's Portfolio Advisory Services program offers five portfolio investment options for the Company's nonqualified deferred compensation plan.

The Company is an introducing broker/dealer. According to the Securities and Exchange Commission's rules and regulations, an introducing broker/dealer is a firm that receives customer securities for immediate delivery to a clearing firm. The clearing firm holds customer accounts and clears securities brokerage transactions on a fully disclosed basis. Based on the company's broker dealer status and operations, the Company meets the exemption requirement for Rule 15c3-3, as the Company does not maintain physical possession or control of customers' accounts.

(b) Revenues and Expenses

The Company sells a broad range of securities and insurance products, including mutual funds and variable annuities from several vendors, to retail customers through registered representatives. Commission income from vendors, and expenses to registered representatives, related to the sale of these products are recorded on a trade-date basis. In addition, the Company pays a management fee to GFIS for administrative services such as marketing, advertising, personnel support, and facility expenses, which are allocated to GFIS's two subsidiaries in proportion to each company's number of representatives.

The Company derives a portion of its revenues from sales of securities and insurance products issued by affiliated parties. Other revenue consists primarily of expense reimbursements from sales representatives. The accompanying financial statements might not necessarily be indicative of the Company's financial condition or results of operation had the Company operated on an autonomous basis during the year ended December 31, 2011.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

(d) Securities Owned

The Company holds mutual fund investments as trading securities, which are valued at fair value.

(e) ***Liabilities Subordinated to Claims of General Creditors***

The Company did not carry liabilities subordinated to claims of general creditors during the year ending December 31, 2011 and, therefore, has not included a statement of changes for such activities.

(f) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results may differ from those estimates.

(g) ***Income Taxes***

The Company currently is included in the consolidated federal income tax return of Genworth and subject to a tax-sharing arrangement that allocates tax on a separate company basis, but provides benefit for current utilization of losses and credits.

The Company is included in 23 combined/unitary state income tax returns of Genworth and files separate state income tax returns in 20 states. The Company calculates its state income tax at a rate based on its separate state return filings and its portion of the combined/unitary state return. For 2011, the Company had a blended current state income tax rate of 3.26%.

Deferred tax assets and/or liabilities are determined by multiplying the difference between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances on deferred tax assets are estimated based on the Company's assessment of the probability of realizing such amounts.

(h) ***Deferred Compensation Payable***

Deferred compensation payable represents commissions deferred by registered representatives under a nonqualified deferred compensation plan, plus a return earned by the money market account and/or return earned by one of the five portfolios offered by GFAC's Portfolio Advisory Services program. Each of the five portfolios has different investment objectives as follows: Aggressive Growth, Growth, Growth and Income, Income and Growth, and Income. There were no Company contributions to the deferred compensation plan in 2011.

(i) ***Goodwill***

Goodwill is not amortized but is tested for impairment at least annually using a fair value approach, which requires the use of estimates and judgment. The Company recognizes an impairment charge for any amount by which the carrying amount of goodwill exceeds its fair value. The Company uses discounted cash flows to establish fair values. When a business within a reporting unit is disposed of, goodwill is allocated to the business using the relative fair value methodology to measure the gain or loss on disposal. There was no charge to operations for any impaired goodwill in 2011.

(Continued)

(Dollar amounts in thousands)

(j) Accounting Changes

In September 2011, the Financial Accounting Standards Board issued new accounting guidance related to goodwill impairment testing. The new guidance permits the use of a qualitative assessment prior to, and potentially instead of, the two step quantitative goodwill impairment test. The Company elected to early adopt this new guidance effective on July 1, 2011 in order to apply the new guidance in annual goodwill impairment testing performed during the third quarter. The adoption of this new accounting guidance did not have an impact on the Company's financial statements.

On January 1, 2011, the Company adopted new accounting guidance related to goodwill impairment testing when a reporting unit's carrying value is zero or negative. This guidance did not impact the Company's financial statements upon adoption, as the Company's goodwill balance has a positive carrying value.

(2) Securities Owned

We have securities owned that are recorded at fair value on a recurring basis with all changes in fair value included in earnings. Securities owned represent mutual fund investments and are classified as Level 1 measurements, they are summarized below.

Bonds	$	422
Equity		736
Total securities owned	$	1,158

(3) Income Taxes

The total federal and state income tax expense for the year ended December 31, 2011 consisted of the following components:

Current federal income tax expense	$	878
Deferred federal income tax expense		262
Subtotal – federal expense		1,140
Current state income tax expense		80
Deferred state income tax expense		25
Subtotal – state expense		105
Total federal and state income tax expense	$	1,245

(Continued)

(Dollar amounts in thousands)

The following reconciles the federal statutory tax rate to the reported income tax:

Expected federal income tax expense computed at statutory corporate tax rate	35.0%
State income tax, net of federal benefit	2.0
Other, including prior year adjustments	(0.1)
Total federal and state income tax expense	36.9%

The net deferred tax liability at December 31, 2011 of $718 is related to a deferred tax liability on goodwill of $1,344 and state deferred tax liability of $72 offset by deferred tax assets on deferred compensation of $571, investments of $46, a net operating loss of $54, and other items of $27. Based on an analysis of the Company's tax position, we believe it is more likely than not that the results of future operations will generate sufficient taxable income to enable us to realize the deferred tax assets for which we have not established valuation allowances.

As of January 1, 2011 and December 31, 2011 the Company had no unrecognized tax benefits. Accordingly, there would be no effective tax rate impact from recognition of previously unrecognized tax benefits. The December 31, 2011 statement of financial condition includes no amounts for interest or penalties related to unrecognized tax benefits, and no such amounts were recognized as components of income tax expense.

The Company files U.S. Federal income tax returns (included in Genworth's consolidated returns) and various state and local tax returns. The Company is no longer subject to U.S. federal or foreign income tax examinations for tax years through 2006. The IRS has recently submitted revenue agent reports (RAR's) with respect to its completion of its review of the Company's U.S. income tax returns for the 2007 and 2008 tax years. The RAR is fully agreed and the only outstanding matter with respect such returns regards the processing of the fully recorded outstanding tax and interest amounts. The Company was included in consolidated returns with its former parent, GE, in 2003-2004 before the initial public offering ("IPO"). The IRS has completed its examination of these GE consolidated returns and the appropriate adjustments under the Tax Matters Agreement ("TMA") and other tax sharing arrangements with GE, are still in process.

(4) Financial Instruments

The financial instruments of the Company are reported in the Statement of Financial Condition at fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

(5) Related-Party Transactions

During 2011, the Company incurred expenses of $13,987, to affiliated companies for marketing, administrative, and general office support. These expenses are allocated from GFIS on a pro rata basis.

(Continued)

(Dollar amounts in thousands)

The Company earned revenue of $1,288 for commissions from affiliate product sales and incurred expenses of $891 in commissions for affiliate product sales in 2011.

The Company paid a dividend to GFIS in the amount of $5,400 in 2011.

(6) Commitments and Contingencies

During the normal course of operating our business, the Company may be subject to litigation. It is the policy of the Company to evaluate each individual situation and vigorously defend any cases it deems without merit. The Company believes that the outcome of such litigation will not have a material effect on its financial position or results of operations.

(7) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined therein, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $10,463 which was $10,116 in excess of its required minimum net capital of $347. As of December 31, 2011, the Company's ratio of aggregate indebtedness to net capital was 0.50 to 1.

(8) Subsequent Events

In January 2012, Genworth reached an agreement to sell GFIS to Cetera Financial Group (Cetera). The sale is expected to be completed in the first half of 2012, subject to customary closing conditions and regulatory approvals. After the sale, the company will operate as a wholly owned subsidiary of Cetera.

Schedule 1

GENWORTH FINANCIAL SECURITIES CORPORATION

Computation of Net Capital under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2011

(Dollar amounts in thousands)

Net capital:		
Total shareholder's interest	$	22,838
Deduction of nonallowable assets:		
Goodwill		(10,691)
Commission and other receivables		(1,034)
Receivable from affiliate		(247)
Haircut on securities		(402)
Net capital		10,464
Total aggregate indebtedness		5,206
Computation of basic net capital requirement:		
Greater of:		
6-2/3% of total aggregate indebtedness or		347
Minimum net capital requirements of the Company		50
Net capital requirement		347
Excess net capital – net capital less net capital requirement	$	10,117
Excess net capital at 1,000% – net capital less 10% of total aggregate indebtedness	$	9,943
Ratio Aggregate indebtedness to net capital		0.50 to 1

Note: The above calculation does not materially differ from the computation of net capital under Rule 15c3-1e filed with the Financial Industry Regulatory Authority ("FINRA") as of December 31, 2011.

See accompanying report of independent registered public accounting firm.